swopblock

Crypto's first fully autonomous trading network

No more middlemen:
Cross-chain freedom with
self-custodial control.



Sectors

Web3, DeFi &
Marketplace

Raised

$688k Crowdfund
800+ Backers

Stage

Seeking $618k
Pre-Seed R2



CEO of FTX
Convicted of Fraud

Third-party "secured" crypto trades

Crypto exchanges have faced massive hacks and fraud (think Mt. Gox, FTX). Every year, billions disappear because third-party trading systems are vulnerable by design.

The problem? Exchanges can't offer self-custody for cross-chain trades (like BTC to ETH). Instead, they use bridges, liquidity pools, and other intermediary elements—adding risks.

While self-custody trading eliminates these risks, it has remained limited to *single-chain* networks. Trading crypto *cross-chain* with this standard of protocol security has *not* been possible—until now.

WIRED

Mar 3, 2014

"Bitcoin exchange Mt. Gox filed for bankruptcy last week, saying hackers had stolen the equivalent of $460 million..."

The New York Times

Jan 12, 2023

"FTX filed for bankruptcy in November after a run on customer deposits exposed an $8 billion hole in its accounts."



Cross-chain freedom +
Self-custodial control

In a *market of 600+ exchanges,* Swopblock's ground-breaking innovation redefines crypto trading by offering the only cross-chain solution *with* protocol secured transactions: Leaving you in full control of your trades.

Cross-blockchain Exchanges

Swopblock's Innovation

Protocol-secured Exchanges



Swopblock reinvents crypto trading:

- ⊘ **No** Central Exchange
- ⊘ **No** DEX
- ⊘ **No** Platform
- ⊘ **No** Tokens
- ⊘ **No** Peer-to-Peer

Exchange crypto without an exchange.

Seamlessly trade between Bitcoin and Ethereum using Swopblock's *protocol-driven liquid crypto, $SWOBL.*



Trade crypto without the middle-man.

Experience the future of crypto trading—a revolutionary protocol-driven solution that puts you in full control. Trade cross-chain between BTC and ETH at real-time market prices, *completely trust-less* without any third-party meddlers.



Trade from your wallet.

Swopblock leverages the protocol security features already built-in to the native blockchains, enabling *direct wallet-to-wallet trading* with zero human intervention.

Trade with the market.

Instantly price-lock your orders into the flow of Swoblock's Liquidity Stream and enjoy *live trading* without the need to identify counter-parties or rely on an exchange party.



Introducing SWOBL:
The people's universal medium of exchange.

SWOBL powers Swopblock's trading protocol—Liquefying previously isolated crypto-networks (like BTC or ETH) into a *universal-network.*

Owned by the people.

$SWOBL is *fully distributed* across all users' wallets, putting the power of trade directly in the hands of the people

To empower the people.

As trading demand grows, the supply of $SWOBL in circulation shrinks, *driving its value higher—* prospering $SWOBL holders.

MARKET OPPORTUNITY

Swopblock is liberating $billions in sidelined–bitcoin into circulation.



85% of Bitcoin
is out of circulation on self-custodial wallets



15% of Bitcoin
is in circulation on over 600 exchanges

- Reflexivity Research

Swopblock's solution offers self-custodial wallet security, ***plus cross-chain exchange!***

TAM
1T

Global crypto trading and DeFi market

- Fortune Business Insights 2025 est.

SAM
100B

Annual cross-chain trading volume

- CoinDesk, scaled for 2025

SOM
1B

1% of cross-chain trading in 5 years:
100k users, each trading $10k annually





1 Capital Gains

As CRYPTO trading volume increases, the price of Swopblock's *medium of exchange* increases exponentially.

This fixed supply of inventory will be sold using our **ICO pricing protocol,** allowing Swopblock and the $SWOBL community to *profit on these gains.*

2 Ordinary Income

Swopblock and the $SWOBL community will profit from transaction fees and rewards.

3 License Subscriptions

Swopblock core software will be free to most, but will generate software license revenue for premium features.

TRACTION

2022

$688k Raised from
800+ Investors

20M+ Crypto Reserved
for Investors

White Paper
Written & Posted


Swopblock

Swopblock App
Designed & in Alpha

Liquidity Stream
Patent Filed

Launching Open-Source
Protocol on GitHub

Now

NEXT STEPS

Seeking $618k

- Pre-Seed Round 2 via SAFE
- For Equity + Future Crypto
- To Finish MVP & Launch ICO


9:41
Swopblock
SWOBL
$10.20
Live
Today
1W
1M
3M
1Y
Your crypto
Your keys
Your trade

USE OF FUNDS

Q3 2025 — **Complete MVP**
Swopblock App v1.0

Q4 2025 — **Release MVP**
Available for Download

Q1 2026 — **Launch ICO**
$2M Target

**Forward looking projections cannot be guaranteed.*

LEADERSHIP



Our founders combine expertise in AI research, software development and emerging product marketing



Jeff Hilde
CEO/Inventor

- Research Engineer who led development of A.I. innovations for the Office of Naval Research

- Sole inventor behind 11 patents

- 30+ years of leading software development



Austin Lee Hilde
CCO/Communcation

- Lead creative for emerging technologies while at Amazon's Global Ad Agency

- Launched Amazon's various Alexa products: Echo 2, Fire TV, Amazon Music, and more